Exhibit 99.1
27 December 2023

Tremor International Ltd.

("Tremor" or the "Company")

Results of Annual General Meeting

Tremor International Ltd. (AIM/NASDAQ: TRMR) ("Tremor" or the "Company"), a global leader in data-driven video and Connected TV ("CTV") advertising technology offering a unified platform that enables advertisers to optimize campaigns and media companies to maximize inventory yield, held its Annual General Meeting ("AGM") earlier today. All of the resolutions proposed at the Company's AGM were duly passed.

Details of votes cast are as follows:

#	Resolutions	Votes FOR	%	Votes AGAINST	%	Total Votes Cast (excluding Votes WITHHELD)	Votes WITHHELD
1.	To change the Company’s name from Tremor International Ltd. to Nexxen International Ltd. and amend the Articles of Association accordingly	94,237,361	99.9	61,124	0.1	94,298,485	871,890
2.	To increase the maximum size of the Board of Directors to eleven directors and amend Article 42 of the Articles of Association accordingly	93,211,741	98.2	1,674,766	1.8	94,886,507	283,868
3.	To re-elect Christopher Stibbs as an independent non-executive director	92,940,203	97.8	2,121,443	2.2	95,061,646	106,309
4.	To re-elect Neil Jones as a senior non-executive director	92,071,547	96.9	2,989,499	3.1	95,061,046	106,909
5.	To re-elect Joanna Parnell as a non-executive director	92,076,991	96.9	2,984,649	3.1	95,061,640	106,315
6.	To re-elect Lisa Klinger as a non-executive director	92,074,226	96.9	2,987,395	3.1	95,061,621	106,312
7.	To re-elect Rebekah Brooks as a non-executive director	93,420,410	98.3	1,660,572	1.7	95,080,982	86,973
8.	To re-elect Norm Johnston as a non-executive director	93,643,941	98.5	1,417,702	1.5	95,061,643	106,312
9.	To elect Daniel Kerstein as a non-executive director	94,268,029	99.2	796,034	0.8	95,064,063	106,312
10.	To elect Rhys Summerton as a non-executive director	93,678,852	98.5	1,385,211	1.5	95,064,063	106,312
11.	To re-elect Ofer Druker as a director	90,638,341	98.2	1,637,164	1.8	92,275,505	2,892,450
12.	To re-elect Yaniv Carmi as a director	93,262,553	98.3	1,637,724	1.7	94,900,277	267,678
13.	To re-elect Sagi Niri as a director	93,261,670	98.3	1,638,587	1.7	94,900,257	267,672
14.	To re-appoint Somekh Chaikin, Member Firm of KPMG International, as the auditor	94,415,480	99.2	723,144	0.8	95,138,624	31,751
15.	To increase the available pools of the Company’s 2017 Equity Incentive Plan and the Company’s Global Share Incentive Plan (2011)	81,760,335	97.6	2,013,393	2.4	83,773,728	11,396,647
16.	To readopt the Company’s remuneration policy for the board of directors and executives for an additional period of three years	80,002,706	91.0	7,881,961	9.0	87,884,667	11,554,245

Notes:

Link Asset Services acted as scrutineer of the poll on all resolutions.

•	A vote “Withheld” is not a vote in law and is not counted in the calculation of the votes cast “For” or “Against” the resolution.
•	Votes “For” and “Against” are expressed as a percentage of votes validly cast for that resolution at the AGM, excluding any “Withheld” votes.
•
As at 22 November 2023 (the record date for the AGM), the Company’s issued share capital consisted of 193,523,411 ordinary shares with a nominal value of NIS 0.01 each, including 48,306,182 ordinary shares reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon), which the Company holds in Treasury. Therefore, the total voting rights in the Company as at 22 November 2023 (the record date for the AGM) were 145,217,229 ordinary shares.

About Tremor International

Tremor International, the parent Company of the Nexxen portfolio of advertising technology products and platforms, empowers advertisers, agencies, publishers, and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Tremor International, through its Nexxen-branded products and platforms, delivers a flexible and unified technology stack with advanced and exclusive data at its core. The Company's robust capabilities span discovery, planning, activation, measurement, and optimization - available individually or in combination - all designed to enable partners to reach their goals, no matter how far-reaching or hyper niche they may be.

Tremor International is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific, and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit www.tremorinternational.com and to learn more about the Company's recent rebranding, please visit www.nexxen.com.

For further information please contact:

Tremor International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
tremorir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob / Aisling Fitzgerald
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

PR Contact
Caroline Smith
VP, Communications, Nexxen
csmith@nexxen.com

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Tremor identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Tremor's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions; global conflicts and war, including the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah, and how those conditions may adversely impact Tremor’s business, customers, and the markets in which Tremor competes; changes in industry trends; the risk that Tremor will not realize the anticipated benefits of its acquisition of Amobee and strategic investment in VIDAA; and, other negative developments in Tremor's business or unfavourable legislative or regulatory developments. Tremor cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 7, 2023. Any forward-looking statements made by Tremor in this press release speak only as of the date of this press release, and Tremor does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Tremor, and the Tremor logo are trademarks of Tremor International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.